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                                                     Filed by Remedy Corporation
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                            Subject Company:  Remedy Corporation
                                                  Commission File No.: 000-25494


                          Forward Looking Statements

This filing includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Remedy's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Remedy cautions you that any forward-looking information provided by or on behalf of Remedy is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products, rapid technological change and risk of product bugs. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Remedy's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Remedy does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

The following information was disseminated to the Enterprise Sales Representatives of Remedy Corporation on June 13, 2001:



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The following excerpts from Analyst and Investor Conference Call - Gardner
06/13/01

Peregrine has traditionally served large enterprises with a suite of applications with extensive embedded workflow. We pride ourselves on giving our customers the benefits of best practice embedded within the product set. Remedy has promoted a different value proposition in the industry, centered on the concept of flexible and adaptable application development technology.

Remedy enjoys high customer loyalty in organizations focused on flexible development, and Peregrine enjoys equally high customer loyalty in accounts focused on best practice workflow. The bottom line is that we are both right, and soon customers will be ale to enjoy the best of both worlds from a single supplier. Some business problems should be solved with best practice solutions, other business problems are either unique to a given customer or so rapidly changing that best practice has not yet been defined. The combination of the Peregrine application portfolio and the Remedy application development will meet either business need.

So there will be two big wins here, broader industry coverage with the opportunity to cross-sell our combined offerings to small-to-midsize customers, and a more universal solution for the large enterprise customers, moving from a world in which the enterprise customer chose flexibility OR best practice workflow to a world in which they can have both.


Additional Quotes

"We are delighted to reach agreement with Remedy on an acquisition that will allow us to serve a broader range of customers with an expanded line of products and development platforms," Chairman Steve Gardner said in a statement. (CNN fn, 06/11/01)

"We plan to enhance and integrate Remedy technologies as part of our lifecycle infrastructure management offerings to meet growing market demand for these capabilities," said Gardner ( Reuters, 06/11/01)

"The two companies' operation will compliment each other more than they will overlap," said Steve Gardner, Peregrine's chairman and chief executive, in a conference call. Remedy has catered to small and medium size companies, while Peregrine has focused on larger businesses, he said. Although the two companies do serve some of the same large corporate customers, Gardner said their different focuses have allowed their products to coexist and compliment each other. (Dow Jones Newswires, 06/11/01)


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                   Where You Can Find Additional Information

Investors and security holders of both Peregrine Systems, Inc. and Remedy are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement/registration statement that is required to be filed with respect to the
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transaction described above, as the filings will contain important information.
Investors and security holders may obtain a free copy of the proxy statement/registration statement (when it is available) and other documents filed by Peregrine and Remedy with the SEC at the SEC's Web site at http://www.sec.gov. The proxy statement/registration statement and these other
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documents may also be obtained for free from Peregrine and Remedy.

In addition to the proxy statement/registration statement, Peregrine and Remedy file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Peregrine or Remedy at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.
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                          Participants in Solicitation

Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Peregrine's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. This document is available free of charge at the SECs Web site at http://www.sec.gov and from
                                                 ------------------
Peregrine.

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.
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